SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Explanatory Note

This Form 6-K/A is being filed to amend KT Corporation’s filing of Form 6-K on February 9, 2023 related to its Decision to Retire Treasury Shares. KT Corporation is changing the number of shares to be retired.

Report on amendment to its Decision to Retire Treasury Shares

1. The Item to report	Change in the number of shares retired

2. The reason for amendment	Corrected the number of shares retired according to the resolution by the BoD

3. The details of amendment

Amended items	Before amendment	After amendment
Type and number of shares to be retired*	2,962,962	3,251,048

※ Related Prior SEC Disclosure	6-K Decision to Retire Treasury Shares (09 February 2023)

*

The number of shares to be retired is calculated as the number of shares proportional to KRW 100 billion of the amount of treasury shares acquired through the trust agreement that the Company disclosed on 9 February for the acquisition of treasury shares of KRW 300,000 million.